Exhibit 99.3
VIATEL HOLDING (BERMUDA) LIMITED
(the “Company”)
ANNUAL GENERAL MEETING OF SHAREHOLDERS
Wednesday, December 6, 2006
11.00 am
(Bermuda time)
APPPLEBY HUNTER BAILHACHE
Canon’s Court
22 Victoria Street
Hamilton HM12, Bermuda
▼ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▼

Viatel Holding (Bermuda) Limited Canon’s Court 22 Victoria Street Hamilton HM12, Bermuda	proxy
This proxy is solicited by the Board of Directors for use at the Annual General Meeting of the Company for the year 2006 on Wednesday, December 6, 2006 or at any adjournment thereof.
I/We, HEREBY APPOINT                                                      , or failing whom the chairman of the Annual General Meeting (the “Chairman”), as my/our proxy to represent me/us and to vote on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, December 6, 2006 and at any adjournment thereof and to vote for me/us as indicated in the boxes below.
In the absence of instructions, the proxy may vote or abstain from voting as he or she thinks fit on the resolutions below (the “Specified Resolutions”).
Should any resolution or other business, other than the Specified Resolutions, be proposed at the Annual General Meeting by the Chairman (including any motion to adjourn the Annual General Meeting or any amendments to the Specified Resolutions), the proxy may vote thereon as he or she thinks fit.
Please complete using ink and indicate your vote with an “x” in the space provided.
PLEASE DATE, SIGN AND MAIL OR FAX AT ONCE.
See reverse for voting instructions.

HOW TO VOTE YOUR SHARES OF
VIATEL HOLDING (BERMUDA) LIMITED
This form of proxy must be delivered by mail to Proxy Services, Continental Stock Transfer & Trust Co., 8th Floor, 17 Battery Place, New York, NY 10004 in the pre-addressed envelope attached, or by fax to Proxy Services, Continental Stock Transfer & Trust Co. (fax
number +1 212 509 5152) no later than 11.00 am (Bermuda local time) on Tuesday, December 5, 2006.
▼ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▼

The Board of Directors Recommends a Vote FOR Items 1, 2, 3, 4, 5, 6, 7, 8, and 9

	FOR	AGAINST	ABSTAIN
Resolution 1 — The Auditors Report and Financial Statements for the year ended 31 December 2005 be and are hereby received.	☐	☐	☐

Resolution 2 — Messrs Deloitte and Touche (London) be and are hereby appointed as auditors to the Company, to hold office until the close of the next Annual General Meeting of the Company.	☐	☐	☐

Resolution 3 — The Board of Directors be and are hereby authorised to determine the remuneration of the auditors to the Company.	☐	☐	☐

Resolution 4 — S. Dennis Belcher be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.
	☐	☐	☐

Indicate changes below: Address Change? Mark Box	☐

Please mark your votes like this ☒
FOR	AGAINST	ABSTAIN
Resolution 5 — Didier Delepine be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws
☐	☐	☐

Resolution 6 — Thomas Doster be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.
☐	☐	☐

Resolution 7 — Leslie Goodman be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.
☐	☐	☐

Resolution 8 — Kevin Power be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.
☐	☐	☐

Resolution 9 — Lucy Woods be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until her successor is appointed in accordance with the Company’s Bye-Laws.
☐	☐	☐
COMPANY ID:
PROXY NUMBER:
ACCOUNT NUMBER:

Signature ____________________________________________ Date ____________, 2006.
NOTE: If signing as attorney, executor, administrator, trustee, guardian or the like, please give your full title as such. If signing for a corporation, please give your title.